EXHIBIT 3.4



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                           SECOND AMENDMENT TO BYLAWS
                    OF DIVERSIFIED CORPORATE RESOURCES, INC.

         Section 8 of Article II of the Company's Bylaws is hereby amended by adding to the end thereof the following:

                  "A proxy that is submitted by a broker or dealer that relates to shares of stock held by a shareholder through such broker or dealer or otherwise by such broker or dealer and does not indicate a vote of such stock on a given matter (a "Broker Non-Vote") shall be counted for quorum purposes, but shall not be counted as a vote for or against such matter or as an abstention with respect to such matter."


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